Exhibit 99

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of
NI 45-102 Resale of Securities

Reporting issuer

1.	Name of reporting issuer: PyroGenesis Canada Inc.

Selling security holder

2.	Your name: P. Peter Pascali (the “Investor”)

3.	The offices or positions you hold in the reporting issuer: President and CEO of the issuer

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5.	Number and class of securities of the reporting issuer you beneficially own:

As of July 7, 2021, the Investor: (i) beneficially owns and controls 61,742,941 common shares, (ii) controls 7,251,000 common shares beneficially owned by 8339856 Canada Inc. (an entity of which he is a director, executive officer and the sole shareholder), (iii) controls 11,263,057 common shares beneficially owned by Fiducie de Crédit Mellon Trust (a trust of which he is a trustee, executive officer and beneficiary), and (iv) controls 1,000,000 common shares beneficially owned by The 2% Solution Foundation (a registered charity of which he is a director).

Distribution

6.	Number and class of securities you propose to sell: 765,000 common shares held by Fiducie de Crédit Mellon Trust.

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. The common shares will be sold on the Toronto Stock Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)	I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)	the information given in this form is true and complete.

Date July 7, 2021	P. Peter Pascali Your name (Selling security holder)

Your signature (or if a company, the signature of your authorized signatory)